Exhibit 99.1

NQ Mobile’s Board Formally Rejects the Bison Capital Privatization Offer

Company Closes The Sale of a Minority Interest Investment in FL Mobile

DALLAS and BEIJING, October 28, 2014 – NQ Mobile Inc. (NYSE: NQ)(“NQ Mobile” or the “Company”), a leading global provider of mobile Internet services, today announced that its Board of Directors (the “Board”) had the opportunity to explore numerous strategic options. After careful consideration, the Board has decided that NQ Mobile will be best positioned to maximize value to its shareholders as a public company. Consequently, the Board rejected the proposed privatization offer from Bison Capital Holding Company Limited (“Bison Capital”) announced on July 30, 2014. The Company remains in active discussions with Bison Capital about alternative opportunities for investment and collaboration as the Board continues its review of strategic initiatives at a broader level.

In addition, the Company has closed the sale of (i) 3.58% of FL Mobile to Bison Mobile Limited, a division of Bison Capital Co Ltd., for $15 million and (ii) 0.92% of FL Mobile to other third party investors, for $3.85 million, which values the FL Mobile division at $418.85 million currently. Per the terms of the share purchase agreement with Bison Mobile Limited, an additional amount of up to $6.15 million equity interest in FL Mobile may be sold to other investors within 60 days after the closing of the purchase by Bison Mobile Limited. The investors have a redemption right if FL Mobile does not complete a qualified IPO within 12 months after the closing of the aforesaid sales.

NQ Mobile Chairman and co-Chief Executive Officer Henry Lin stated, “We are excited to welcome Bison Mobile Limited as an investor in FL Mobile. Bison is not only an ideal equity partner but also an ideal strategic investor given its portfolio of complementary investments.”

The founder and managing partner of Bison Mobile, Peixin Xu, added, “FL Mobile is one of China’s emerging mobile platform leaders and we look forward to helping the Company grow the business and ultimately realize its full value.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

+1 469 310 5281

Sherry Smith, MWW for NQ Mobile, +1-646-797-3139, ssmith@mww.com; or Kim Titus, NQ Mobile, +1-972-841-0506, kim.titus@nq.com